

02043313

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 7-1-02

For the month of July 2002

SK Telecom Co., Ltd.

99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __4__ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __4__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - __________ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, July 15, 2002

By

Name : Hyun Su Park
Title: Manager

July 15, 2002

1st Half Earnings for the Period Ended June 30, 2002

*** The information contained herein is based on Korea GAAP. It is unaudited and non-consolidated.**

SK Telecom

Seoul, Korea, July 15, 2002 – SK Telecom Co., Ltd. (KSE: 17670, NYSE: SKM) ("SKT" or "the Company"), the leading wireless telecommunications company in Korea, today announced the results of its operations for the first half ended June 2002.

This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom's beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom's latest annual report on Form 20-F and in SK Telecom's other filings with The U.S. Securities and Exchange Commission (SEC).



Financial Highlights: 1H FY02

- **Revenue: KRW 4,046bn, 39% increase compared with 1H FY 01**
- **Operating Income: KRW 1,363bn, 28% increase compared with 1H FY01**
- **Net Income: KRW 900bn, 42% increase compared with 1H FY01**

P/L Summary

(KRW bn)

	1H 02 1)	1H 01 (SKT)	Change (%)	1H 01 2) (Merged)	Change (%)	Q2 02	Q1 02 1)	Change (%)
Revenue	4,046	2,916	39%	3,597	13%	2,113	1,932	9%
Operating Expenses	2,683	1,852	45%	2,458	9%	1,414	1,269	11%
Operating Income	1,363	1,064	28%	1,139	20%	699	663	6%
Operating margin	*34%*	*37%*		*32%*		*33%*	*34%*	
Non-Operating Income	136	49	178%	67	105%	77	59	31%
Non-Operating Expenses	204	244	(16%)	281	(28%)	118	86	38%
Ordinary Income	1,295	869	49%	924	40%	658	637	3%
Income Before Taxes	1,295	869	49%	924	40%	658	637	3%
Income Taxes	395	237	67%	315	25%	202	193	5%
Net Income	900	632	42%	610	48%	457	444	3%
EBITDA	1,986	1,546	29%	1,909	4%	1,026	961	7%
EBITDA margin	*49%*	*53%*		53%		*49%*	50%	

1) Unaudited figures assuming the merger taking place on January 13, 2002
2) Unaudited figures assuming the merger taking place on December 31, 2000

- **Total Revenue increased by 39% in 1H 02 compared with 1H 01 to KRW 4,046bn**
  Due to the merger with STI, increase in subscriber numbers and increased demand for wireless Internet and voice services
- **Net Income increased by 42% in 1H 02 from 1H 01 to KRW 900 bn.**
- **EBITDA Margin was 49% in 1H 02.**
- **ARPU(excluding interconnection revenue) increased by 5% in 1H 02 from the figure in 1H 01 to KRW 36,890 (merged basis)**
  Increased usage of wireless Internet and value added services offset the effect of tariff cut

I. Discussion of Financial Results

A. Revenues

(KRW mn)

	1H 02	1H 01 (SKT)	% Change	1H 01 (Merged)	% Change	Q2 02	Q1 02	% Change
Cellular	3,507,825	2,315,485	52%	2,912,711	20%	1,843,324	1,664,501	11%
Interconnection	530,144	566,638	(6%)	653,256	(19%)	267,962	262,181	2%
Others	7,653	33,564	(77%)	30,998	(75%)	2,096	5,557	(62%)
Total	4,045,621	2,915,687	39%	3,596,965	13%	2,113,382	1,932,239	9%

Total Revenue in 1H 02 increased by 39% (SKT alone) and 13% (merged basis) to KRW 4,045,621 mn compared with the figures in 1H 2001.

Cellular revenue rose 20% (merged basis) to KRW 3,507,825 mn due to the continued increase in subscriber numbers.

Interconnection revenue decreased by 19% (merged basis) to KRW 530,144 mn resulting from the interconnection rate adjustment in January this year (KRW 63.59/min.→ KRW 45.7/min.).

Breakdown of others in 1H 2002;
Product sales of KRW 3.5 bn, Line Lease of KRW 2.6 bn and Local phone service of KRW 1.2 bn.

1. Cellular Revenue

(KRW mn)

	1H 02	1H 01 (SKT)	% Change	1H 01 (Merged)	% Change	Q2 02	Q1 02	% Change
Sign-up fee	114,979	20,284	467%	23,749	384%	48,399	66,580	(27%)
Monthly fee	1,448,794	1,043,434	39%	1,339,259	8%	749,704	699,090	7%
Call charge 1)	1,489,819	1,105,032	35%	1,356,793	10%	790,729	699,091	13%
VAS	159,803	43,354	269%	74,021	116%	93,223	66,580	40%
Voice Sub total	3,213,395	2,212,104	45%	2,793,822	15%	1,682,054	1,531,341	9%
Wireless Internet	294,430	103,381	185%	118,889	148%	161,270	133,160	21%
WI / Cellular	*8%*	*4%*		*4%*		*9%*	*8%*	
Total	3,507,825	2,315,485	52%	2,912,711	20%	1,843,324	1,664,501	11%

1) Sales Discount included

Cellular voice revenue in 1H 02 increased by 45%(SKT alone) and 15%(merged basis) from the same period in 1H 01 to KRW 3,213,395 mn.

Reasons for 15%(merged basis) increase in cellular voice revenue were:
1) 384% increase in sign-up fee from substantial subscriber additions in 1H 02 (1H 01: 766,517 → 1H 02: 2,529,934 subs)
2) 8% increase in monthly fee and 15% increase in call charge from increase in average subscriber numbers (1H 01: 13,838,136→ 1H 02: 15,848,266 subs)

Wireless Internet revenue, which accounted for 8% of cellular revenue in 1H 02, increased by 185% (SKT alone) and 148% (merged basis) to KRW 294,430 mn compared with the figures in 1H 01. It was mainly due to the increased usage in Wireless Internet from widespread Internet enabled handsets.



2. Interconnection Revenue/Cost

(KRW mn)

	1H 02	1H 01 (SKT)	% Change	1H 01 (Merged)	% Change	Q2 02	Q1 02	% Change
Interconn. Rev.	530,144	566,638	(6%)	653,256	(19%)	267,962	262,181	2%
L-M	337,117	367,168	(8%)	461,596	(27%)	168,072	169,045	(1%)
M-M	193,027	199,470	(3%)	191,660	1%	99,890	93,137	7%
Interconn. Exp.	309,495	298,612	4%	332,652	(7%)	167,725	141,771	18%
M-L (excl. USOB fund)	72,086	64,906	11%	79,402	(9%)	41,176	30,910	33%
M-M	237,409	233,706	2%	253,250	(6%)	126,549	110,861	14%

Interconnection revenue decreased by 19% (merged basis) to KRW 530,144 mn and interconnection expense decreased by 7% (merged basis) to KRW 309,495 mn in 1H 02 from 1H 01.

Although M-M interconnection rate decreased by 14% from KRW63.6 to KRW55 (= 53.5*0.7 +59*0.3: weighted average based on KTF and LGT subscriber numbers), M-M interconnection cost decreased by only 6% from 1H 2001(merged basis) due to the increase in outgoing call traffic.

3. ARPU

(KRW)

	1H 02	1H 01 (SKT)	% Change	1H 01 (Merged)	% Change	Q2 02	Q1 02	% Change
Sign-up fee	1,209	311	288%	286	323%	996	1,432	(30%)
Monthly fee	15,236	16,020	(5%)	16,130	(6%)	15,432	15,032	3%
Call charge	15,668	16,966	(8%)	16,341	(4%)	16,276	15,032	8%
Wireless Internet	3,096	1,587	95%	1,432	116%	3,320	2,863	16%
VAS	1,681	666	153%	892	89%	1,919	1,432	34%
Sub-total	*36,890*	*35,550*	4%	35,081	5%	37,943	35,789	6%
L-M Intercon.	3,545	5,637	(37%)	5,559	(36%)	3,460	3,635	(5%)
M-M Intercon.	2,030	3,062	(34%)	2,308	(12%)	2,056	2,003	3%
Total	42,465	44,249	(4%)	42,949	(1%)	43,459	41,427	5%

The ARPU in 1H 02 including interconnection revenue decreased by 1% (merged basis) from 1H 01 to KRW 42,465. This was due to 28% reduction in the settlement rate for interconnection applied from January 2002.

On the other hand, 1H 02 ARPU excluding interconnection revenue increased by 5% (merged basis) to KRW 36,890 due to the increased usage in wireless Internet and value-added service.

The ARPU in the 2nd Quarter rose 6% from the previous quarter to KRW 37,943.



B. Operating Expenses

(KRW mn)

	1H 02	1H 01 (SKT)	% Change	1H 01 (Merged)	% Change	Q2 02	Q1 02	% Change
Wages (Employee benefits & Severance payments inl.)	163,715	110,149	49%	144,369	13%	66,824	96,891	(31%)
Marketing Exp.	718,628	369,149	95%	458,177	57%	361,416	357,211	1%
Intercon. Exp.	309,495	298,612	4%	332,652	(7%)	167,725	141,771	18%
USOB	33,900	37,800	(10%)	47,800	(29%)	26,661	7,239	268%
Depreciation	623,917 1)	482,042	29%	769,920	(19%)	326,228	297,689	10%
Leased-line Exp.	136,925	113,805	4%	164,941	(17%)	71,195	65,730	8%
Others	696,529	440,243	58%	540,136	29%	393,911	302,619	30%
Total	2,683,109	1,851,800	45%	2,457,995	9%	1,413,960	1,269,150	11%

1) KRW 66,611 mn of STI goodwill amortization was reflected

Operating expenses in 1H 02 increased by 45%(SKT alone) and 9%(merged basis) from 1H 01 to KRW 2,683,109 mn.

The amount of mandated payment in Universal Service Obligation (USOB) fund increased to 5.65 bn per month so total KRW 33,900 mn of USOB payment in the 1st half was recognized in the book.

1. Marketing Expenses

(KRW mn)

	1H 02	1H 01 (SKT)	% Change	1H 01 (merged)	% Change	Q2 02	Q1 02	% Change
Cellular Commission	540,733	254,395	113%	320,052	69%	253,315	287,333	(12%)
Initial Comm.	175,533	12,308	1,326%	10,140	1,641%	57,733	117,800	(51%)
Monthly Comm.	203,200	139,054	46%	196,174	4%	104,976	98,224	7%
Retention Comm.	161,999	103,033	57%	113,738	42%	90,605	71,394	27%
Others	-	2,450		2,376		-	-	
Advertising	177,895	112,304	58%	135,749	31%	108,102	69,793	55%
Total	718,628	369,149	95%	458,177	57%	361,416	357,211	1%

Marketing expenses in 1H 02 increased by 95% (SKT alone) and 57% (merged basis) from 1H 01 to KRW 718,628 mn

Although the initial commission in 2Q 02 decreased by 51% due to the decreased subscriber gross additions, World-Cup related promotion activity increased advertising expenses. As a result, marketing expenses in 2Q 02 increased by 1% to 361,416 mn compared with the 1Q.

SK Telecom

C. Non-Operating Income/Expenses

(KRW mn)

	1H 02	1H 01 (SKT)	% Change	1H 01 (Merged)	% Change	Q2 02	Q1 02	% Change
Non-Operating Income	136,256	49,094	178%	66,593	105%	77,248	59,008	31%
Interest Income	21,718	20,256	7%	27,407	(21%)	12,436	9,282	34%
Incoming fee	47,416	18,624	155%	20,331	133%	25,670	21,746	18%
FX gain	2,077	6,018	(65%)	6,185	(66%)	1,936	141	1,277%
FX translation gain	31,842	1,591	1,901%	1,591	1,901%	31,823	20	
others	33,203	2,605	1,175%	11,079	200%	5,384	27,820	(81%)
Non-Operating Exp.	203,731	243,745	(16%)	281,297	(28%)	118,177	85,555	38%
Interest Exp.	149,289	56,821	163%	123,840	21%	80,544	68,745	17%
Loss on using equity method	-	54,723		5,556		-	-	
R&D contribution	28,300	11,500	146%	19,591	45%	17,550	10,750	63%
Donation	2,668	41,741	(94%)	42,267	(94%)	1,990	677	194%
FX Loss	198	365	(46%)	420	(53%)	78	120	(35%)
FX translation loss	4,266	6,527	(35%)	11,904	(64%)	3,112	1,154	170%
others	19,011	72,068	(74%)	77,719	(76%)	14,903	4,108	263%

Non-Operating Income increased 178%(SKT alone)/105%(merged basis) to KRW136,256 mn.

Others in Non-Operating Income section include gain on equity method KRW 26 bn, reimbursed allowance for bad debts KRW1.5bn, gain on disposal of fixed assets KRW1.9bn and miscellaneous income KRW3.4bn, etc.

Non-Operating Expenses decreased 16%(SKT alone)/28%(merged basis) to KRW 203,731mn.

Others in Non-Operating Expenses section include loss on disposal of fixed assets KRW15.7bn, miscellaneous loss KRW 1.3 bn and loss on disposal of investment assets KRW 2 bn.

D. Balance Sheet

(KRW mn)

	2002.6.30	2002.3.31	% Change	2001.12.31 (Merged)	2001.12.31 (SKT)
Current Assets	2,510,603	2,757,529	(9%)	3,111,383	2,589,665
Cash & marketable securities	*511,207*	*430,291*	19%	*870,172*	*826,678*
Investment Assets	3,934,112	2,190,441	80%	2,156,178	4,645,890
Fixed Assets	4,105,068	4,011,519	2%	4,105,489	3,257,646
Intangible Assets	2,438,802	2,446,556	-	2,482,362	134,735
Total Assets	12,988,585	11,406,045	14%	11,855,412	10,627,936
Current Liabilities	3,926,425	2,976,394	32%	3,578,191	2,541,696
Short-term Borrowing	*1,515,000*	*715,000*	112%	*1,135,000*	*850,000*
Current Portion of Long-term Debt	*411,417*	*489,325*	(16%)	*664,664*	*173,851*
Long-term Liabilities	3,271,230	2,879,701	14%	2,860,457	2,403,940
Long-term Debt	*3,070,892*	*2,691,594*	14%	*2,694,721*	*2,214,966*
Total Liabilities	7,197,655	5,856,095	23%	6,438,647	4,945,637
Total Shareholder's Equity	5,790,930	5,549,950	4%	5,416,765	5,682,299



1. Investment Assets

Investment Assets increased 80% at June 30, 2002, compared with March 31, 2002 to KRW3,934,112mn. The increase was due to the acquisition of KT shares and EB(Exchangeable Bond).

2. Debt Profile

(KRW mn)

	2002.6.30	2002.3.31	% Change	2001.12.31 (Merged)	2001.12.31 (SKT)
Short-term Borrowing	1,515,000	715,000	112%	1,135,000	850,000
Won-denominated Bank Loan	25,000	52,725	(53%)	100,387	31,250
Domestic Bond	3,129,758	2,737,120	14%	2,856,313	2,063,014
Won-denominated Sub-Total	4,669,758	3,504,845	33%	4,091,700	2,944,264
Yankee Bond (US $1,000)	199,800	199,764	-	199,731	199,731
$-denominated Bank Loan (US $1,000)	72,750	95,075	(23%)	103,931	22,390
$-denominated Sub-Total (US $1,000)	272,549	294,839	(8%)	303,662	222,121
Total Debt	4,997,308 (1$ = 1,201.8 won)	3,895,920 (1$ = 1,326.4 won)	28%	4,494,386 (1$ = 1,326.1 won)	3,238,818 (1$ = 1,326.1 won)

Debt increased 28% at June 30, 2002, compared with March 31, 2002 to KRW4,997,308 mn. The increase was mainly due to 112% increase of short-term borrowing and 14% increase of domestic bond by issuing domestic bond in 2Q amounted to KRW 500 bn(maturity 3 years, 6%).
As of June 30, 2002, Debt to Equity ratio was 86%.

3. Shareholders' Equity

(KRW mn)

	2002.6.30	2002.3.31	% Change	2001.12.31 (Merged)	2001.12.31 (SKT)
Capital Stock	44,576	44,576	-	44,576	44,576
Capital Surplus	2,895,246	2,895,246	-	2,890,754	3,748,546
Retained Earnings	4,286,153	3,829,462	12%	3,386,458	3,381,739
Capital Adjustment	(1,435,046)	(1,219,335)	18%	(905,023)	(1,492,562)
Treasury Stock	(1,192,940)	(1,192,940)	-	(841,206)	(1,425,852)
Loss on valuation of Investment securities	(243,721)	(27,592)	783%	(64,777)	(67,671)
Stock Options	1,616	1,198	35%	960	960
Total Shareholders' Equity	5,790,930	5,549,950	4%	5,416,765	5,682,299

As of June 30, 2002, loss on valuation of investment securities increased by 783% compared with March 31, 2002. This was because the value of the KT shares SKT purchased at 54,000 won per shares in May,2002 depreciated to 48,300 won per share which was the closing price on June 30, 2002. The loss on valuation from it was 169,907 mn.

E. Capex Trend

(KRW bn)

	Q2 02	Q1 02	Q4 01 (SKT)	Q3 01 (SKT)	Q2 01 (SKT)	Q1 01 (SKT)
Network	368	150	271	232	239	176
95 A/B	36	2	33	41	43	68
CDMA 2000 1x	318	127	203	140	155	103
Backbone & Others	14	21	34	51	41	6

Wireless Internet	16	16	38	13	5	8
IMT-2000 (R&D)	4	5	16	5	10	9
Others	10	9	49	14	23	27
Total	399	180	374	264	277	221

II. Operating Review

	Q2 02	Q1 02	Q4 01	Q3 01	Q2 01	Q1 01
Penetration (%)	64.9	63.8	61.2	59.7	59.5	56.3
SKT Subs('000)	16,463	16,001	15,179	14,362	13,965	14,108
Net Adds('000)	462	822	711	397	(143)	(345)
SKT M/S (%)	53.3	52.8	52.3	50.8	49.7	53.1
Churn Rate(%) 1)	1.14	1.49	1.24	1.57	1.16	1.79
MOU	198 2)	182	181	175	176	155

1) SKT + STI 2) Company estimates that MOU of May and June would be 205 and 195, respectively.

As of June 30, 2002, total wireless penetration increased 3.7% compared with December 31, 2001 to 64.9 %, at the same time, SKT's market share increased 1% to reach 53.3%.

The Company has maintained churn rate below 2%. Thanks to this low churn rate, the company acquired 1.3 mn net adds for the first half of 2002.

III. Monthly Fact Information

		Jun 02	May 02	Apr 02	Mar 02	Feb 02	Jan 02	Dec 01
Subs ('000)	2.5G	6,669	6,126	5,539	5,114	4,412	3,843	3,268
	Color	2,062	1,749	1,440	1,235	956	775	575
	TTL	3,463	3,413	3,333	3,297	3,166	3,055	2,981
	UTO	1,623	1,489	1,297	1,207	673	499	347
W.I ARPU (KRW)	2G	N/A	1,869	1,726	2,062	1,770	1,952	2,283
	2.5G		5,361	4,521	4,785	4,436	4,832	4,462
	Color		9,473	8,840	9,198	8,496	8,899	-

As of June 30, 2002, the number of 2.5G subscribers was 6.7 mn.

Wireless Internet ARPU from 2.5G subscribers was 5,361 won as of April, 2002. It has kept rising despite the increasing 2.5G subscribers.

The number of color handset holders was 2 mn as of June 30, 2002, representing 13% of total subscribers. The Company is targeting 30% of its subscriber base to have color handsets by the year-end. Color handset holders are generating much higher wireless Internet ARPU than non-color handset holders, therefore, the company expects the higher color handset penetration would contribute to the increase of wireless internet revenue.

As of June 30, 2002, the number of UTO subscribers reached 1.6million, exceeding year-end target of 1.4 mn. UTO subs' ARPU is higher than total subscribers' and currently 70% of UTO subscribers are using UTO Plus tariff package which is a Nate service bundled product.

IV. Selected Operating Data

	Q2 02	Q1 02	Q4 01	Q3 01	Q2 01	Q1 01
No.of employees	4,811	4,768	3,772	3,759	3,824	4,363
2G Capacity('000)	12,818	15,397	15,397	15,397	15,397	15,397
2.5G Capacity('000)	7,503	5,879	5,218	3,885	2,458	1,362
2G Cell Site	4,658	5,634	5,820	5,807	5,706	6,157
2.5G Cell Site	1,965	1,921	1,921	1,872	1,713	766
Fiber Optic Transmitter(incl.RF)	101,552	120,154	120,503	114,864	101,504	94,422



V.Income Statement

(KRW mn)

	1H 02	1H 01 (SKT)	1H 01 (Merged)	Q2 02	Q1 02
Sign-up Fee	114,979	20,284	23,749	48,399	66,580
Monthly Fee	1,448,794	1,043,434	1,339,259	749,704	699,090
Call Charge	1,899,723	1,400,806	1,655,518	1,017,538	882,186
Wireless Internet	294,430	103,381	118,889	161,270	133,160
VAS & Others	159,803	43,354	74,021	93,223	66,580
Sales Discount	(409,904)	(295,774)	(298,725)	(226,809)	(183,095)
Cellular Revenue	3,507,825	2,315,485	2,912,711	1,843,324	1,664,501
Mobile to Mobile	193,027	199,470	191,660	99,890	93,137
Land to Mobile	337,117	367,168	461,596	168,072	169,045
Interconnection Revenue	530,144	566,638	653,256	267,962	262,181
Others	7,653	33,564	30,998	2,096	5,557
Total Revenue	4,045,621	2,915,687	3,596,965	2,113,382	1,932,239
Wage & Employee Benefits	163,715	110,149	144,369	66,824	96,891
Marketing Expenses	718,628	369,149	458,177	361,416	357,211
Cellular Initial Commission	175,533	12,308	10,140	57,733	117,800
Cellular Monthly Commission	203,200	139,054	196,174	104,976	98,224
Advertisement	177,895	112,304	135,749	108,102	69,793
Retention commission	161,999	103,118	113,738	90,605	71,394
Others		2,365	2,376		-
Repair Expenses	27,956	11,995	25,417	21,459	6,497
Rent	70,327	60,614	78,896	30,338	39,989
Fees	303,341	195,274	234,037	177,624	125,717
Depreciation	623,917	482,042	769,920	326,228	297,689
Leased-line Expenses	136,925	113,805	164,941	71,195	65,730
R&D	66,541	41,186	43,837	33,329	33,212
Frequency Usage Fees	58,640	27,526	39,538	30,647	27,992
Bad Debt	5,348	-	210	3,446	1,902
Interconnection Expenses	343,395	336,412	380,452	194,386	149,010
Mobile to Mobile	237,409	233,706	253,250	126,549	110,861
Mobile to Land	72,086	64,906	79,402	41,176	30,910
ULOF	33,900	37,800	47,800	26,661	7,239
Others	164,377	103,648	118,202	97,067	67,310
Operating Expenses	2,683,109	1,851,800	2,457,995	1,413,960	1,269,150
Operating Income	1,362,512	1,063,887	1,138,970	699,423	663,089
EBITDA (Operating Income + Depreciation)	1,986,429	1,545,929	1,908,890	1,025,650	960,778
Interest Income	21,718	20,256	27,407	12,436	9,282
Incoming Fee	47,416	18,624	20,331	25,670	21,746
Fx gain	2,077	6,018	6,185	1,936	141
Fx translation gain	31,842	1,591	1,591	31,823	20
Others	33,203	2,605	11,079	5,384	27,820
Non-Operating Income	136,256	49,094	66,593	77,248	59,008

Interest Expenses	149,289	56,821	123,840	80,544	68,745
Loss on using Equity Method		54,723	5,556		-
R&D Contribution	28,300	11,500	19,591	17,550	10,750
Donations	2,668	41,741	42,267	1,990	677
Fx loss	198	365	420	78	120
Fx translation loss	4,266	6,527	11,904	3,112	1,154
Others	19,011	72,068	77,719	14,903	4,108
Non-Operating Expenses	203,731	243,745	281,297	118,177	85,555
Ordinary Income	1,295,037	869,236	924,266	658,494	636,543
Extraordinary Gains		22	30		-
Extraordinary Loss					-
Income Before Taxes	1,295,037	869,258	924,296	658,494	636,543
Income Taxes	394,705	237,031	314,660	201,803	192,902
Net Income	900,332	632,227	609,636	456,691	443,641

VI. Balance Sheet

(KRW mn)

	Jun-02	Mar-02	Dec-01 (Merged)	Dec-01 (SKT)
Assets				
Cash and Marketable securities	511,207	430,291	870,172	826,678
Trade Accounts Receivable	1,128,508	1,046,660	1,046,311	871,656
Short term loan	33,398	22,790	17,988	14,352
Account Receivables	764,536	1,204,752	1,106,479	838,355
Accrued Income receivables	3,072	5,447	3,072	1,713
Inventories	5,507	2,823	26,220	2,989
Prepaid Expenses and Others	64,374	44,766	41,141	33,921
Total Current Assets	2,510,603	2,757,529	3,111,383	2,589,665
Investment	3,590,921	1,820,555	1,778,637	4,315,561
Long-term deposit	12,910	12,895	1,306	12,961
Leasehold guarantee deposits	243,690	252,910	261,377	201,846
Others	86,592	104,081	114,859	115,521
Total Investment Assets	3,934,112	2,190,441	2,156,178	4,645,890
Land	440,751	440,302	441,934	414,872
Building & Fixture	769,585	777,246	780,213	711,270
Equipment	2,239,683	2,289,971	2,396,319	1,703,018
Construction in Progress	224,265	194,907	166,626	162,479
Others	430,784	309,094	320,395	266,007
Net PP&E	4,105,068	4,011,519	4,105,489	3,257,646
Intangible Fixed & Differed Assets	2,438,802	2,446,556	2,482,362	134,735
Total Fixed Assets	6,543,870	6,458,076	6,587,851	3,392,381
Total Assets	12,988,585	11,406,045	11,855,412	10,627,936
Liabilities & Shareholders' Equity				
Accounts & Notes Payable	907,168	789,377	994,065	809,551
Accrued expense	500,343	390,475	293,347	231,639
Short-term Borrowing	1,515,000	715,000	1,135,000	850,000
Income Taxes Payable	394,506	382,330	357,201	357,201
Current Portion of Long-term Debt	411,417	489,325	664,664	173,851
Others	197,991	209,886	133,913	119,454
Total Current Liabilities	3,926,425	2,976,394	3,578,191	2,541,696
Deposit for Facilities	54,151	48,127	56,520	49,758
Long-term Debt	3,070,892	2,691,077	2,694,721	2,214,966
Accrued Severance Indemnities	88,708	75,992	60,319	34,916
Others	39,427	37,421	33,544	32,375
Deferred Income Tax Credits	18,052	27,084	15,353	71,926
Total Long-term Liabilities	3,271,230	2,879,701	2,860,457	2,403,940
Total Liabilities	7,197,655	5,856,095	6,438,647	4,945,637
Capital Stock	44,576	44,576	44,576	44,576

Capital Surplus	2,895,246	2,895,246	2,890,754	3,748,546
Retained Earnings	4,286,153	3,829,462	3,386,458	3,381,739
Adjustment to Capital	(1,435,046)	(1,219,335)	(905,023)	(1,492,562)
Treasury Stock	(1,192,940)	(1,192,940)	(841,206)	(1,425,852)
Loss on valuation of investment	(243,721)	(27,592)	(64,777)	(67,671)
Stock Options	1,616	1,198	960	960
Total Shareholders' Equity	5,790,930	5,549,950	5,416,765	5,682,299
Total Liabilities & S/E	12,988,585	11,406,045	11,855,412	10,627,936